Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE

QUARTER AND FULL YEAR ENDED JUNE 30, 2022

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended June 30, 2022.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months and full year ended June 30, 2022 (the “Q4 and FY Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on August 25, 2022 (U.S. Eastern Time), in relation to the Q4 and FY Results, some of which may constitute material inside information of the Company.

The Company expects to issue its annual results for the year ended June 30, 2022 on or before September 30, 2022 in accordance with the Listing Rules.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q4 and FY Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 25, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces June Quarter and Full Fiscal Year 2022 Financial Results

GUANGZHOU, China, August 25, 2022/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the fourth quarter and fiscal year 2022 ended June 30, 2022.

Financial Highlights for the Fourth Quarter of Fiscal Year 2022

•	Revenue was RMB2,317.7 million (US$346.0 million), within the Company’s guidance range of RMB2,100 million and RMB2,400 million, compared to RMB2,472.4 million in the same period of 2021 and RMB2,341.0 million in the previous quarter.

•	Gross profit was RMB771.9 million (US$115.2 million), representing an increase of 20.8% year over year and 9.3% quarter over quarter.

•	Gross margin was 33.3%, compared to 25.8% in the same period of 2021 and 30.2% in the previous quarter.

•	Operating profit was RMB272.1 million (US$40.6 million), representing an increase of 44.9% year over year and 93.0% quarter over quarter.

•	Profit for the period was RMB208.5 million (US$31.1 million), representing an increase of 87.5% year over year and 124.9% quarter over quarter.

•	Adjusted net profit(1) was RMB222.9 million (US$33.3 million), representing an increase of 56.9% year over year and 101.4% quarter over quarter.

•	Adjusted net margin(1) was 9.6%, compared to 5.7% in the same period of 2021 and 4.7% in the previous quarter.

Financial Highlights for Fiscal Year 2022

•	Revenue was RMB10,085.6 million (US$1,505.7 million), representing an increase of 11.2% year over year.

•	Gross profit was RMB3,069.8 million (US$458.3 million), representing an increase of 26.3% year over year.

•	Operating profit was RMB882.0 million (US$131.7 million), representing an increase of 119.9% year over year.

•	Profit for the period was RMB639.7 million (US$95.5 million), compared to a loss of RMB1,429.4 million in the prior fiscal year.

•	Adjusted net profit(1) was RMB722.6 million (US$107.9 million), representing an increase of 51.4% year over year.

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Operational Highlights for the Fourth Quarter of Fiscal Year 2022

•	Number of MINISO stores was 5,199 as of June 30, 2022, increasing by 450 stores year over year and 86 stores quarter over quarter, respectively.

•	Number of MINISO stores in China was 3,226 as of June 30, 2022, increasing by 287 stores year over year and 29 stores quarter over quarter, respectively.

•	Number of MINISO stores in overseas markets was 1,973 as of June 30, 2022, increasing by 163 stores year over year and 57 stores quarter over quarter, respectively.

•	The first MINISO store in the State of Qatar was opened in this quarter, marking MINISO’s entry into the 105th market.

•	Number of TOP TOY stores was 97 as of June 30, 2022, increasing by 64 stores year over year and 5 stores quarter over quarter, respectively.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes of the relevant dates:

	June 30,	March 31,	As of June 30,
	2021	2022	2022	YoY	QoQ
Number of MINISO stores(2)	4,749	5,113	5,199	450	86
China	2,939	3,197	3,226	287	29
– Directly operated stores	5	11	14	9	3
– Third-party stores	2,934	3,186	3,212	278	26
Overseas	1,810	1,916	1,973	163	57
– Directly operated stores	127	136	133	6	(3)
– Third-party stores	1,683	1,780	1,840	157	60
Number of TOP TOY stores(3)	33	92	97	64	5
– Directly operated stores	2	4	7	5	3
– Third-party stores	31	88	90	59	2

(2) “MINISO stores” are any of the offline stores operated under the “MINISO” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(3) “TOP TOY stores” are any of the offline stores operated under the “TOP TOY” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “MINISO Group closed fiscal year 2022 with a solid fourth quarter. Our business model has demonstrated great resilience despite the pandemic weighing on our near-term results. During this quarter, as the domestic offline retail sector faced unprecedented challenges, we focused on driving the recovery of our overseas business, which achieved nearly 50% year-on-year growth in revenue and accounted for 34% of the Company’s total revenue – the highest since the outbreak of the pandemic in early 2020. Looking back over the 2022 fiscal year, our key operating metrics have demonstrated that we are in a healthy growth phase: we added 514 stores on a net basis, representing a 11% year-on-year growth to our store network; revenue exceeded RMB10 billion, up 11% year-on-year; adjusted net profit was approximately RMB720 million, up 51% year-on- year; and the adjusted net margin was 7.2%, up nearly 2 percentage points year-on-year.”

“Looking forward to the 2023 fiscal year, we are still optimistic about future revenue and profit growth despite continued uncertainty from the pandemic. This positive outlook comes from our long-term confidence in China’s economic development, our unchanged ambition for offline retail business, and our determination to achieve globalized development.” Mr. Ye continued.

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “I am encouraged by our strong performance in margin profiles, especially under such unprecedented challenges during the past quarter. Gross margin for the June quarter reached our record high of 33.3%, up 7.5 percentage points year over year, thanks to our flexible pricing strategy and strong bargaining power. Adjusted net profit increased by 57% on a year-over-year basis and 101% on a quarter-over-quarter basis, and adjusted net margin reached 9.6%, the highest level in the past 10 quarters, returning to a level similar to what we achieved before the pandemic.”

“We are also pleased to declare a cash dividend of about RMB360 million recently, approximately 20% higher than the cash dividend we paid last year, Going forward, our capital allocation strategy will balance new growth opportunities and our commitment to bringing stable returns to shareholders. As we approach the last month of the September quarter, we have witnessed encouraging signs of a sales recovery in China, which has stabilized at a healthy level during the past several weeks. Looking forward to the coming quarters, we expect our bottom line performance will further normalize because of our disciplined execution of brand upgrade and steady recovery of overseas operations.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The resurgences of the Omicron variants of COVID-19 continued to impact the Company’s operations and results in the quarter ended June 30, 2022.

In China, regional Omicron outbreaks resulted in reduced traffic to shopping malls where MINISO and TOP TOY stores are located and led to temporary suspension of operations of certain stores. The average number of MINISO stores that were temporarily closed was about 380, 280 and 60 in April, May and June, representing about 12%, 9% and 2% of MINISO stores in China, respectively. The Company estimates that the GMV loss from the negative impacts of the resurgences of COVID-19 amounted to approximately RMB700 million in this quarter. Going into the quarter ending September 30, 2022, the Company currently expects the impact of COVID-19 to persist, especially in first- and second-tier cities and relevant pandemic control measures will continue to be in place.

In overseas markets, although we have observed encouraging sales recovery in certain countries and regions, including in Europe and the Americas, we are also seeing relatively slow recovery trends in Asian countries excluding China. As of June 30, 2022, 81 overseas MINISO stores, or 4% of the total, had not resumed operations, compared to 74 such stores as of March 31, 2022. The majority of these stores were concentrated in Asian countries excluding China, and in Latin America.

Special Cash Dividend

On August 17, 2022, MINISO’s board of directors approved a special cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to the holders of ADSs and ordinary shares of record as of the close of business on August 31, 2022, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be August 30, 2022. The aggregate amount of cash dividends to be paid is approximately US$53.5 million (RMB360.8 million at an exchange rate of RMB6.7425 to US$1.0000), which will be funded by surplus cash on the Company’s balance sheet.

Unaudited Financial Results for the Fourth Quarter of Fiscal Year 2022

Revenue was RMB2,317.7 million (US$346.0 million), compared to RMB2,472.4 million in the same period of 2021, primarily due to the negative influences by the resurgence of COVID-19 pandemic on the Company’s domestic operations.

Revenue generated from domestic operations was RMB1,532.9 million (US$228.9 million), compared to RMB1,946.3 million in the same period of 2021. The year-over-year decrease was (i) primarily driven by a decrease of revenue from MINISO brand from RMB1,822.7 million to RMB1,410.1 million (US$210.5 million), as a result of the most stringent restrictive measures taken by local governments since 2020, and (ii) partially offset by a 32.8% year-over-year increase in revenue from TOP TOY brand. For more information of the composition and year-over-year change of revenue, please refer to the “Unaudited additional information” in this press release.

Revenue generated from international operations was RMB784.8 million (US$117.2 million), representing an increase of 49.2% year over year, which reflects an improved recovery of sales in international markets, especially in American countries such as Mexico, the United States and Canada, and Asian countries excluding China such as India and Indonesia. Asian countries excluding China and Americas are our largest and second largest overseas markets in terms of store count and GMV, respectively.

Cost of sales was RMB1,545.8 million (US$230.8 million), representing a decrease of 15.7% year over year.

Gross profit was RMB771.9 million (US$115.2 million), representing an increase of 20.8% year over year.

Gross margin was 33.3%, compared to 25.8% in the same period of 2021. The year-over-year increase was primarily because (i) revenue contribution from international operations, which typically have higher gross margin than domestic operations, increased from 21.3% in the same period of 2021 to 33.9% in this quarter, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other income was RMB5.0 million (US$0.8 million), compared to RMB4.1 million in the same period of 2021.

Selling and distribution expenses were RMB354.7 million (US$53.0 million), representing an increase of 25.4% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB345.6 million (US$51.6 million), representing an increase of 31.0% year over year. The year-over-year increase was primarily attributable to (i) increased logistics expenses in relation to our recovering international operations, (ii) increased personnel- related expenses, and (iii) increased licensing expenses in relation to our newly launched IP products, partially offset by our savings in promotion and advertising expenses due to our reduced marketing efforts in China to tackle the resurgence of COVID-19.

General and administrative expenses were RMB184.8 million (US$27.6 million), representing a decrease of 7.7% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB179.5 million (US$26.8 million), representing a decrease of 4.6% year over year. The year-over-year decrease was primarily due to decreased personnel-related expenses.

Other net income was RMB40.8 million (US$6.1 million), compared to RMB21.9 million in the same period of 2021. Other net income mainly consists of net foreign exchange gain, investment income from wealth management products and others. The year-over-year increase was mainly attributable to a net foreign exchange gain of RMB28.5 million in this quarter, compared to a net foreign exchange loss of RMB10.1 million in the same period of 2021, which was partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Operating profit was RMB272.1 million (US$40.6 million), representing an increase of 44.9% year over year.

Profit for the period was RMB208.5 million (US$31.1 million), representing an increase of 87.5% year over year.

Adjusted net profit(1), which represents profit for the period excluding equity-settled share-based payment expenses, was RMB222.9 million (US$33.3 million), representing an increase of 56.9% year over year.

Adjusted net margin(1) was 9.6%, compared to 5.7% in the same period of 2021.

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.68 (US$0.10) in this quarter, compared to basic and diluted earnings per ADS of RMB0.38 in the same period of 2021. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS(1) were both RMB0.72 (US$0.11) in this quarter, compared to RMB0.48 in the same period of 2021.

As of June 30, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash, term deposits with original maturity over three months and other investments amounted to RMB5,828.3 million (US$870.1 million).

Fiscal Year 2022 Financial Results

Revenue was RMB10,085.6 million (US$1,505.7 million), representing an increase of 11.2% year over year.

Revenue generated from the Company’s domestic operations was RMB7,442.1 million (US$1,111.1 million), increasing by 2.1% year over year. Revenue generated from domestic operations of MINISO brand was RMB6,825.2 million (US$1,019.1 million), compared to RMB6,955.5 million in the prior year. Revenue generated from TOP TOY was RMB446.9 million (US$66.7 million), representing an increase of 354.9% year over year.

Revenue generated from the Company’s international operations was RMB2,643.5 million (US$394.7 million), representing an increase of 48.5% year over year.

Cost of sales was RMB7,015.9 million (US$1,047.4 million), representing an increase of 5.6% year over year.

Gross profit was RMB3,069.8 million (US$458.3 million), representing an increase of 26.3% year over year.

Gross margin was 30.4%, compared to 26.8% in fiscal year 2021. The year-over-year increase in gross margin was primarily due to (i) an increase in revenue contribution from the Company’s international operations, which generally have a higher gross margin than the Company’s domestic operations. International operations contributed 26.2% of the Company’s total revenue in fiscal year 2022, compared to 19.6% in fiscal year 2021, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other income was RMB25.9 million (US$3.9 million), compared to RMB52.1 million in fiscal year 2021.

Selling and distribution expenses were RMB1,442.3 million (US$215.3 million), compared to RMB1,206.8 million in fiscal year 2021. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,390.3 million (US$207.6 million), compared to RMB1,075.6 million in fiscal year 2021. The year-over-year increase was primarily attributable to (i) increased personnel-related expenses; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; and (iii) increased promotion and advertising expense, mainly in connection with our to strategic brand upgrade of MINISO in China.

General and administrative expenses were RMB816.2 million (US$121.9 million), compared to RMB810.8 million in fiscal year 2021. Excluding share-based compensation expenses, general and administrative expenses were RMB785.4 million (US$117.3 million), compared to RMB660.7 million in fiscal year 2021. The year-over-year increase was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the Company’s headquarter building project; (ii) increased personnel-related expenses, which were partially offset by decreased office operating expense as a result of expense control measures taken by the Company to tackle the resurgence of COVID-19 in China.

Other net income was RMB87.3 million (US$13.0 million), compared to a loss of RMB40.4 million in fiscal year 2021. The year-over-year change was mainly due to a net foreign exchange gain of RMB14.0 million (US$2.1 million) in fiscal year 2022, compared to a net foreign exchange loss of RMB114.2 million in fiscal year 2021.

Operating profit was RMB882.0 million (US$131.7 million), representing an increase of 119.9% year over year.

Profit for the period was RMB639.7 million (US$95.5 million), compared to a loss of RMB1,429.4 million in the prior fiscal year.

Adjusted net profit(1), which represents net profit excluding (i) fair value changes of redeemable shares with other preferential rights and (ii) equity-settled share-based payment expenses, was RMB722.6 million (US$107.9 million) in fiscal year 2022, representing an increase of 51.4% year over year.

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Adjusted net margin(1) was 7.2%, compared to 5.3% in fiscal year 2021.

Adjusted basic earnings per ADS(1) was RMB2.40 (US$0.36) in fiscal year 2022, compared to RMB1.68 in fiscal year 2021.

Adjusted diluted earnings per ADS(1) was RMB2.36 (US$0.35) in fiscal year 2022, compared to RMB1.68 in fiscal year 2021.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, August 25, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/87479825938？pwd=OVozeDBjNzhicDdiNnZsQTJhSnNNUT09

Meeting Number: 874 7982 5938

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0276 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China (Charge Fees):	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https:// ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022, which was RMB6.6981 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted earnings per share and adjusted basic and diluted earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding (i) fair value changes of redeemable shares with other preferential rights and (ii) equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis and retrospectively adjusting for the effect of the issuance of Series A preferred shares by the Company that are deemed to have been converted into ordinary shares since July 1, 2019. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit/(loss), net profit/(loss) margin, basic and diluted earnings/(loss) per share and basic and diluted earnings/(loss) per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at
	June 30, 2021	As at June 30, 2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,316	419,894	62,689
Right-of-use assets	689,887	2,342,589	349,739
Intangible assets	61,005	43,066	6,430
Goodwill	19,640	19,388	2,895
Deferred tax assets	168,552	154,333	23,041
Other receivables	-	28,274	4,221
Prepayments	138,481	201,682	30,110
Interest in an equity-accounted investee	352,062	-	-
	1,505,943	3,209,226	479,125

Current assets
Other investments	102,968	210,523	31,430
Inventories	1,496,061	1,188,095	177,378
Trade and other receivables	824,725	1,056,198	157,686
Cash and cash equivalents	6,771,653	5,348,492	798,509
Restricted cash	3,680	32,376	4,834
Term deposits with original maturity over three months	-	236,878	35,365
	9,199,087	8,072,562	1,205,202
Total assets	10,705,030	11,281,788	1,684,327

EQUITY
Share capital	92	92	14
Additional paid-in capital	8,289,160	7,982,824	1,191,804
Other reserves	928,005	993,307	148,297
Accumulated losses	(2,558,291)	(1,944,581)	(290,318)

	As at
	June 30, 2021	As at June 30, 2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Equity attributable to equity shareholders of the Company	6,658,966	7,031,642	1,049,797
Non-controlling interests	(6,812)	(4,242)	(633)
Total equity	6,652,154	7,027,400	1,049,164

LIABILITIES
Non-current liabilities
Contract liabilities	59,947	51,658	7,712
Loans and borrowings	6,925	6,503	971
Lease liabilities	483,144	393,068	58,684
Deferred income	20,005	14,488	2,163
	570,021	465,717	69,530

Current liabilities
Loans and borrowings	13,669	445	66
Trade and other payables	2,809,182	3,072,991	458,785
Contract liabilities	266,919	361,522	53,974
Lease liabilities	321,268	257,997	38,518
Deferred income	6,060	6,295	940
Current taxation	65,757	89,421	13,350
	3,482,855	3,788,671	565,633
Total liabilities	4,052,876	4,254,388	635,163
Total equity and liabilities	10,705,030	11,281,788	1,684,327

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended June 30,			Twelve months ended June 30,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Revenue	2,472,355	2,317,706	346,024	9,071,659	10,085,649	1,505,748
Cost of sales	(1,833,282)	(1,545,803)	(230,782)	(6,640,973)	(7,015,888)	(1,047,444)

Gross profit	639,073	771,903	115,242	2,430,686	3,069,761	458,304
Other income	4,052	5,049	754	52,140	25,931	3,871
Selling and distribution expenses	(282,824)	(354,717)	(52,958)	(1,206,782)	(1,442,339)	(215,336)
General and administrative expenses	(200,135)	(184,807)	(27,591)	(810,829)	(816,225)	(121,859)
Other net income /(loss)	21,922	40,845	6,098	(40,407)	87,308	13,035
Credit loss on trade and other receivables	8,678	(4,162)	(621)	(20,832)	(28,924)	(4,318)
Impairment loss on non-current assets	(2,941)	(2,018)	(301)	(2,941)	(13,485)	(2,013)

Operating profit	187,825	272,093	40,623	401,035	882,027	131,684
Finance income	8,743	27,163	4,055	40,433	66,344	9,905
Finance costs	(8,095)	(7,989)	(1,193)	(28,362)	(33,396)	(4,986)

Net finance income	648	19,174	2,862	12,071	32,948	4,919
Fair value changes of redeemable shares with other preferential rights	-	-	-	(1,625,287)	-	-
Share of loss of an equity-accounted investee, net of tax	(3,186)	-	-	(4,011)	(8,162)	(1,219)

Profit/(loss) before taxation	185,287	291,267	43,485	(1,216,192)	906,813	135,384
Income tax expense	(74,137)	(82,814)	(12,364)	(213,255)	(267,070)	(39,873)

Profit/(loss) for the period	111,150	208,453	31,121	(1,429,447)	639,743	95,511

Attributable to:
Equity shareholders of the Company	114,987	204,837	30,581	(1,415,010)	638,170	95,276
Non-controlling interests	(3,837)	3,616	540	(14,437)	1,573	235

Earnings/(loss) per share for ordinary shares
-Basic	0.10	0.17	0.03	(1.18)	0.53	0.08
-Diluted	0.09	0.17	0.03	(1.18)	0.52	0.08

Earnings/(loss) per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.38	0.68	0.10	(4.72)	2.12	0.32
-Diluted	0.38	0.68	0.10	(4.72)	2.08	0.31

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended June 30,			Twelve months ended June 30,
	2021 (Unaudited)	2022 (Unaudited)		2021 (Audited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit/(loss) for the period	111,150	208,453	31,121	(1,429,447)	639,743	95,511
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	23,541	42,456	6,339	(16,548)	40,494	6,046
Other comprehensive income/(loss) for the period	23,541	42,456	6,339	(16,548)	40,494	6,046
Total comprehensive income/(loss) for the period	134,691	250,909	37,460	(1,445,995)	680,237	101,557
Attributable to:
Equity shareholders of the Company	138,933	248,159	37,049	(1,429,621)	677,667	101,173
Non-controlling interests	(4,242)	2,750	411	(16,374)	2,570	384

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended June 30			Twelve months ended June 30,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit/(loss) for the period to adjusted net profit:
Profit/(loss) for the period	111,150	208,453	31,121	(1,429,447)	639,743	95,511
Add back:
Fair value changes of redeemable shares with other preferential rights	-	-	-	1,625,287	-	-
Equity-settled share-based payment expenses	30,959	14,409	2,151	281,319	82,835	12,367

Adjusted net profit	142,109	222,862	33,272	477,159	722,578	107,878

Attributable to:
Equity shareholders of the Company	145,946	219,246	33,732	491,596	721,005	107,643
Non-controlling interests	(3,837)	3,616	540	(14,437)	1,573	235

Adjusted net earnings per share for ordinary shares(4)
-Basic	0.12	0.18	0.03	0.42	0.60	0.09
-Diluted	0.12	0.18	0.03	0.42	0.59	0.09

Adjusted net earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.48	0.72	0.11	1.68	2.40	0.36
-Diluted	0.48	0.72	0.11	1.68	2.36	0.35

(4)	The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2020.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except percentages)

	Three months ended June 30,				Twelve months ended June 30,
	2021	2022			2021	2022
	(Unaudited)	(Unaudited)			(Audited)	(Unaudited)
	RMB	RMB	US$	YOY	RMB	RMB	US$	YOY
Revenue
Domestic Operations	1,946	1,533	229	(21)%	7,291	7,442	1,111	2%
-MINISO Brand	1,823	1,410	211	(23)%	6,956	6,825	1,019	(2)%
-TOP TOY Brand	72	95	14	33%	98	447	67	355%
-Others	51	28	4	(47)%	237	170	25	(28)%
International Operations	526	785	117	49%	1,781	2,644	395	49%
	2,472	2,318	346	(6)%	9,072	10,086	1,506	11%